CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Mutual Fund Series Trust relating to the financial statements and financial highlights of Day Hagan Smart Value Fund, a series of shares of beneficial interest in Mutual Fund Series Trust. Such financial statements and financial highlights appear in the June 30, 2022 Annual Report to Shareholders.

BBD, LLP

Philadelphia, Pennsylvania

October 25, 2023